                                                                   Exhibit 99.38

(POINTS INTERNATIONAL LTD LOGO)

POINTS INTERNATIONAL LTD. REPORTS FOURTH QUARTER AND YEAR-END RESULTS

INCREASE OF 33% IN REVENUE; FOURTH QUARTER REVENUE RISES 49% YEAR-OVER-YEAR

TORONTO, March 10th, 2005 - POINTS INTERNATIONAL LTD. (TSX: PTS; OTC: PTSEF) ("Points International" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced financial results for the fourth quarter and the year ended December 31, 2004.

The Company reported revenue of $2.16 million in the 2004 fourth quarter, an increase of 49% versus $1.45 million during the same period in 2003. Adjusted for the impact of the weakened US dollar, Points International's Q4 revenue growth would have included a further $323,200, resulting in 72% growth vs. 2003. Strong growth at both Points.com and Points.com Business Solutions contributed to the growth in revenue. The Company powered the online exchange, sale and transfer of 1.45 billion points and miles in the fourth quarter of 2004, up from
0.54 billion during the fourth quarter of 2003.

The Company recorded an operating loss of $1.41 million for the fourth quarter of 2004, versus $1.20 million in the fourth quarter in the previous year. The increased loss was a result of higher employment and product development costs in connection with the Company's anticipated launch of its enhanced consumer Website. The Company reported a net loss of $2.75 million, or ($0.04) per share versus a net loss of $2.61 million, or ($0.03) per share, in the 2003 fourth quarter. Non-cash charges, including accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $1.28 million of the fourth quarter 2004 net loss versus $1.40 in the fourth quarter of 2003.

For the fiscal year ended December 31, 2004, Points International reported revenue of $7.79 million, a 32.9% increase versus $5.86 million in the 2003 fiscal year. Adjusted for the impact of the weakened US dollar, the Company's annual revenue growth would have included a further $900,000, resulting in 48% growth vs. the comparable prior year. The Company powered the online exchange, sale and transfer of 4.92 billion miles and points versus 2.0 billion in the year-earlier period. The Company had an operating loss of $4.44 million compared to $2.17 million in the 2003 fiscal year. Higher employment costs and marketing and communications expenses in connection with the upcoming launch of Points.com's new consumer Website contributed to the increased loss. The Company reported a net loss of $8.81 million, or $(0.13) per share, versus a net loss of $6.54 million, or $(0.11) per share for the 2003 fiscal year. Non-cash charges, including: accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $4.24 million of the net loss in 2004 versus $4.36 in 2003.

"2004 was marked by significant accomplishments," said Rob MacLean, Points International's CEO. "We added many new partners, including British Airways, US Airways, Starbucks, Goldpoints, Frontier Airlines and Hawaiian Airlines. We will continue to add great partners to our business in 2005 as demonstrated by our recent introduction of Cendant Corporation's Trip Rewards program and other recent announcements. We also took important steps to prepare for the launch of our feature-rich reward management portal, which will provide consumers and loyalty partners with numerous advantages. We are on schedule to commence launch of the new Website next month."

The new Web site will include broader consumer offerings, and present each consumer with a comprehensive personalized view of their entire reward program universe. New management tools, such as Join, Earn and Buy, will help consumers realize more value from their favorite reward programs, to help them "Get More Rewards, Faster(TM)". These tools will also add additional revenue streams for the Company. The system will be driven by an ATG Marketing Enterprise System that will use the consumer's unique reward program, reward goals and point balance mix to suggest ways to use the Join, Earn, Buy and Swap tools most effectively.

In connection with the expanded offering, the Company will change the pricing and structure of its current PointsPlus membership. The enhanced pricing model, which will be unveiled during the second quarter in greater detail, will include a recurring subscription model and higher price points, supported by pricing research and market comparatives.

"We increased revenue from our Points.com business by 160% during 2004 with very limited marketing to a vast consumer base," added Mr. MacLean. "We believe with our marketing plan to drive cost-effective traffic and membership to the new Points.com Website that we will be able to substantially increase our customer base. We expect to begin driving significant consumer traffic to the Website during the third quarter of the year. With the new products and services we will offer, combined with notable new partnerships, we are excited about the many opportunities we will have to monetize both existing and prospective consumers."

Some of the highlights of 2004 include:

- Growing revenue from both Points.com and Points Business Solutions operations. Revenue from Points.com increased by 160%, in fiscal 2004, while Points.com's Business Solutions grew by 30%.

- Strong recurring revenues. 95% of Points.com's revenues were recurring versus 80% in 2003.

- Increase in number of partners on Points.com. Points.com increased its partners to 45 at the end of 2004, versus 35 at 2003 year-end.

- Increase in Points.com Business Solutions partners and products. 21 partners are now offering Points.com Business Solutions products to their members, increased from 12 at the end of 2003. There are now 55 product installations in the market, up from 30 at the end of 2003, providing a strong and growing recurring revenue base for the company.

- Growth in Transaction activity. Total miles and points transacted increased 140% from 2.0 billion in fiscal 2003 to 4.92 billion in fiscal 2004.

- Increase in size and commissions per transaction. The average number of miles or points exchanged per transaction was 17,920, an increase of 8% versus 2003. The average commission generated by Points per transaction also was up 9% from the year-earlier period.

- Increase in Website traffic. Approximately 1.1 million unique visitors accessed the Company's Points.com Website in 2004, compared to 781,000 visitors during fiscal 2003.

- Strong User Registration. The Company's database of Registered Users increased to approximately 606,000 at the end of 2004.

As the Company launches the new Website in April, it will also establish a more comprehensive approach to reporting on key metrics associated with the business. The current transactional metrics will be supplemented with information relevant to the enhanced consumer offering.

The company expects that the first quarter 2005 results will be released on or about May 13, 2005 and will include an investor conference call.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant Trip Rewards, Starbucks Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com /

FOR FURTHER INFORMATION

     Steve Yuzpe, Investor Relations, Chief Financial Officer, 416-596-6382, steve.yuzpe@points.com,

     or Business Development Inquiries, Christopher Barnard, President, 416-596-6381, christopher.barnard@points.com, both of Points International Ltd.

     or Ed Lewis of CEOcast, Inc., +1-212-732-4300, elewis@ceocast.com, for Points International

                            POINTS INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

                            POINTS INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                        2004          2003
-----------------                    -----------   -----------
              ASSETS
CURRENT
   Cash and cash equivalents         $13,754,818   $20,274,836
   Accounts receivable                 2,024,342     1,004,370
   Prepaids and sundry assets          1,229,091       825,221
                                     -----------   -----------
                                      17,008,251    22,104,427

   PROPERTY, PLANT AND EQUIPMENT       2,056,282       513,723
   INTANGIBLE ASSETS                   8,282,453     1,320,692
   DEFERRED COSTS                      2,242,868     2,790,816
   LONG-TERM INVESTMENTS                      --       161,629
   FUTURE INCOME TAXES RECOVERABLE       590,000       590,000
                                     -----------   -----------
                                      13,171,603     5,376,859

                                     $30,179,854   $27,481,286
                                     ===========   ===========

                            POINTS INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                    2004           2003
-----------------                                ------------   ------------
                  LIABILITIES
CURRENT
   Accounts payable and accrued liabilities      $  1,894,599   $  1,187,598
   Deposits                                        13,153,623     10,455,646
   Current portion of loan payable                     29,860             --
   Current portion of acquisition loan payable        777,443             --
   Convertible debenture                            8,920,373             --
                                                 ------------   ------------
                                                   24,775,900     11,643,244

   LOAN PAYABLE                                        67,186             --
   ACQUISITION LOAN PAYABLE                           380,118
   CONVERTIBLE DEBENTURE                                   --      8,036,372
   CONVERTIBLE PREFERRED SHARES                    13,892,478     13,024,478
                                                 ------------   ------------
                                                   39,115,681     32,704,094
                                                 ------------   ------------

            SHAREHOLDERS' EQUITY

   CAPITAL STOCK                                   22,705,734     17,728,461
   CONTRIBUTED SURPLUS                                482,092             --
   WARRANTS                                         2,610,992      2,785,737
   DEFICIT                                        (34,734,645)   (25,737,007)
                                                 ------------   ------------
                                                   (8,935,827)    (5,222,809)
                                                 ------------   ------------
                                                   30,179,854     27,481,286
                                                 ============   ============

                            POINTS INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                            2004          2003
-------------------------------                        -----------   -----------
REVENUES
   Points operations                                   $ 7,560,012   $ 5,502,744
   Interest income                                         231,579       355,960
                                                       -----------   -----------
                                                         7,791,591     5,858,704

GENERAL AND ADMINISTRATION EXPENSES                     12,230,652     8,029,471
                                                       -----------   -----------
LOSS- Before interest, amortization and other items     (4,439,061)   (2,170,767)
                                                       -----------   -----------
   Interest on convertible debenture                       884,001       853,872
   Interest on Series Two Preferred Share                  868,000       624,478
   Interest, loss on short-term investments and bank
      charges                                              132,843         9,753
   Write-off of ThinApse Corporation                       161,629            --
   Amortization of property, plant and equipment,
      intangible assets and deferred costs               2,322,749     2,877,321
                                                       -----------   -----------
                                                         4,369,223     4,365,424
                                                       -----------   -----------
LOSS                                                    (8,808,284)   (6,536,191)
                                                       -----------   -----------
LOSS PER SHARE                                              ($0.13)       ($0.11)
                                                       ===========   ===========

                            POINTS INTERNATIONAL LTD.
             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31       2004           2003
-------------------------------   ------------   ------------
DEFICIT - Beginning of year
   As previously reported         ($25,737,007)  ($19,200,816)
   Change in accounting policy        (189,354)            --
                                  ------------   ------------
   As restated                     (25,926,361)   (19,200,816)

LOSS - For the year                 (8,808,284)    (6,536,191)
                                  ------------   ------------

DEFICIT - End of year             ($34,734,645)  ($25,737,007)
                                  ============   ============

                            POINTS INTERNATIONAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30, 2004

                                                                      12 Month Period
                                                                ---------------------------
FOR THE YEARS ENDED DECEMBER 31                                     2004           2003
-------------------------------                                 ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                      ($8,808,284)   ($6,536,191)
      Items not affecting cash
         Amortization of property, plant and equipment               312,617      1,589,206
         Amortization of deferred costs                              601,319        531,914
         Amortization of intangible assets                         1,408,813        756,201
         Employee stock option expense                               362,343             --
         Writedown of long term investment                           161,629             --
         Cancellation of warrants issued for services                 (1,179)            --
         Interest on Series Two Preferred Shares                     868,000        624,478
         Interest accrued on convertible debenture                   884,001        853,872
                                                                ------------   ------------
                                                                  (4,210,741)    (2,180,520)

Changes in non-cash balances related to operations                 1,857,746        774,066
                                                                ------------   ------------

CASH FLOWS USED IN OPERATING ACTIVITIES                           (2,352,995)    (1,406,454)
                                                                ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds     (1,855,177)      (338,730)
   Purchase of intangible assets                                    (128,428)      (130,353)
   Payments for the acquisition of MilePoint, Inc.                (2,300,000)            --
   Costs related to the acquisition of MilePoint, Inc.              (728,534)            --
                                                                ------------   ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                           (5,012,139)      (469,083)
                                                                ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Warrants                                                   --      2,700,000
   Issuance of Series Two Preferred Share                                 --     12,400,000
   Loan payable, net of repayments                                    97,047             --
   Deferred financing costs                                           13,967     (3,039,774)
   Repayment of obligations under capital leases                          --       (407,128)
   Issuance of capital stock, net of share issue costs               734,101      3,155,575
                                                                ------------   ------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                          845,115     14,808,673
                                                                ------------   ------------

INCREASE (DECREASE) IN CASH                                       (6,520,019)    12,933,136

CASH AND CASH EQUIVALENTS - Beginning of period                   20,274,836      7,341,700
                                                                ------------   ------------
CASH AND CASH EQUIVALENTS - End of period                       $ 13,754,818   $ 20,274,836
                                                                ============   ============

(POINTS INTERNATIONAL LTD LOG0)

          POINTS INTERNATIONAL LTD. SIGNS AGREEMENT WITH THE MEMBERSHIP
                    REWARDS(R) PROGRAM FROM AMERICAN EXPRESS

TORONTO, March 10th, 2005 - POINTS INTERNATIONAL LTD. (TSX: PTS, OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management portal, announced today that it has entered an agreement with American Express Travel Related Services Company Inc. The agreement enables the Membership Rewards Program(R) from American Express to participate on the Points.com portal. Additionally, the Membership Rewards Program(R) will use Points.com technology services to offer real-time point transfers for select partners. Public launch is expected during the second quarter of this year.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can earn, buy, and swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including American Express Membership Rewards(R), Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant's Trip Rewards, Asia Miles(R), and Priority Club(R) Rewards.

+ + +

SOURCE: Points International Ltd (TSX Exchange: PTS)
THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

FOR POINTS INTERNATIONAL:

INVESTOR RELATIONS

Steve Yuzpe
Chief Financial Officer, Points International Ltd.
Direct: +1 416 596-6382
Email: steve.yuzpe@points.com

Or

Ed Lewis
CEOcast, Inc. for Points International
Michael Wachs, 212-732-4300
elewis@ceocast.com

BUSINESS DEVELOPMENT INQUIRIES

Christopher Barnard, President, Points International Ltd.
Direct: +1 416 596-6381
Email: christopher.barnard@points.com